Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated February 15, 2023 with respect to the consolidated financial statements of Manulife Financial Corporation as at December 31, 2022 and 2021, and for the years then ended, and the effectiveness of internal control over financial reporting of Manulife Financial Corporation as of December 31, 2022 included in its 2022 Annual Report (Form 40-F) filed with the U.S. Securities and Exchange Commission, incorporated by reference in the Registration Statement on Form S-8 pertaining to the registration of deferred compensation obligations of Manulife Financial Corporation in connection with the Deferred Compensation Plan for Certain Employees of John Hancock, as restated effective January 1, 2017 and amended effective November 15, 2021.

/s/ Ernst & Young LLP

Toronto, Canada
June 15, 2023